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RECEIVED
2005 NOV 17 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012654

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November 15, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

**Re: File Number: 82-5233**

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Summary of Interim Business Result for FY March 2006 (Consolidated)
- Summary of Interim Business Result for FY March 2006 (Non-Consolidated)

Thank you for your attention.

Yours truly,

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

# Summary of Interim Business Result for FY March 2006 (Consolidated)

Date: November 11, 2005


Company BELLUNA CO., LTD. Registered on the TSE1
Stock Code 9997 Head office location: Saitama
Contact Title of Executive General Manager, Administration Division
Name Takeo Shimano TEL 048-771-7753


Date of the meeting of board of directors November 11, 2005
Application of US Accounting Standard None

**1. Interim Business Results for Half-Year Ended September 2005 (From April 1, 2005 to September 30, 2005)**

(1) Results of Operations (Note: Rounded down to ¥ Million)

| FY | Net Sales | | Operating Income | | Recurring Income | |
|---|---|---|---|---|---|---|
| | ¥ Million | %(YOY) | ¥ Million | %(YOY) | ¥ Million | %(YOY) |
| Interim ended Sept. 2005 | 56,359 | 5.4 | 4,539 | 0.8 | 4,921 | 3.6 |
| Interim ended Sept. 2004 | 53,494 | 5.6 | 4,504 | 7.7 | 4,749 | 6.0 |
| FY ended Mar. 2005 | 115,098 | | 10,881 | | 11,589 | |

| FY | Net Income | | Net Income Per share | Diluted Net Income Per share |
|---|---|---|---|---|
| | ¥ Million | %(YOY) | ¥ | ¥ |
| Interim ended Sept. 2005 | 2,899 | 3.5 | 114.84 | 108.64 |
| Interim ended Sept. 2004 | 2,801 | 8.8 | 121.38 | 114.47 |
| FY ended Mar. 2005 | 6,777 | | 293.63 | 277.28 |

(Note) 1. Outstanding averaged number of shares (Consolidated):
25,252,344 shares in Interim ended Sept. 2005, 23,084,689 shares in Interim ended Sept. 2004, 23,081,522 shares in FY ended Mar. 2005
2. Change in accounting method: Yes
3. Share Split: 1:1.1 on May 20, 2004 and 2005. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2) Financial Position

| FY | Total Assets | Shareholders' Equity | Shareholders' equity to total assets | Shareholders' equity per share |
|---|---|---|---|---|
| | ¥ Million | ¥ Million | % | ¥ |
| As of Sept. 30, 2005 | 109,775 | 50,984 | 46.4 | 2,026.02 |
| As of Sept. 30, 2004 | 90,399 | 44,930 | 49.7 | 1,946.91 |
| As of March 31, 2005 | 97,015 | 48,920 | 50.4 | 2,119.40 |

(Note) Outstanding shares (Consolidated)
25,164,909 shares as of Sept. 30, 2005, 23,077,651 shares as of Sept. 30, 2004, 23,082,027 shares as of Mar. 31, 2005

(3) Results of Cash Flows

| FY | Net cash flows by operating activities | Net cash flows by investment activities | Net cash flows by financial activities | Balance of cash and cash equivalents at end of period |
|---|---|---|---|---|
| | ¥ Million | ¥ Million | ¥ Million | ¥ Million |
| Interim ended Sept. 2005 | -711 | -1,695 | 12,111 | 18,260 |
| Interim ended Sept. 2004 | -2,965 | -1,816 | -907 | 7,159 |
| FY ended Mar. 2005 | -1,948 | -3,114 | 778 | 8,536 |

(4) Scope of consolidation and application of equity method

Number of consolidated subsidiaries: 7 Number of non-consolidated subsidiaries accounted for by the equity method: -

Number of affiliates accounted for by the equity method: -

**2. Forecast of Financial Performance in FY March 2006 (From April 1, 2005 to March 31, 2006)**

| FY | Net Sales | Recurring Income | Net Income |
|---|---|---|---|
| | ¥ Million | ¥ Million | ¥ Million |
| FY ending Mar. 2006 | 122,100 | 12,000 | 6,900 |

(Note) Forecast net income per share for FY March 2006: 273.38 yen.
Net income per share is calculated on the basis of 25,239,373 shares, outstanding averaged shares (consolidated) from obtainable information as of November 11, 2005

Please note that this is summary translation of the original Japanese-language document.

# Summary of Interim Business Result for FY March 2006 (Consolidated)

**Date: November 11, 2005**

| | | | |
|---|---|---|---|
| Company | BELLUNA CO., LTD. | | Registered on the TSE1 |
| Stock Code | 9997 | | Head office location: Saitama |
| Contact | Title of Executive | General Manager, Administration Division | |
| | Name Takeo Shimano | | TEL 048-771-7753 |
| Date of the meeting of board of directors | | November 11, 2005 | |
| Application of US Accounting Standard | | None | |

**1. Interim Business Results for Half-Year Ended September 2005 (From April 1, 2005 to September 30, 2005)**

(1) Results of Operations (Note: Rounded down to ¥Million)

| FY | Net Sales | | Operating Income | | Recurring Income | |
|---|---|---|---|---|---|---|
| | ¥ Million | %(YOY) | ¥ Million | %(YOY) | ¥ Million | %(YOY) |
| Interim ended Sept. 2005 | 56,359 | 5.4 | 4,539 | 0.8 | 4,921 | 3.6 |
| Interim ended Sept. 2004 | 53,494 | 5.6 | 4,504 | 7.7 | 4,749 | 6.0 |
| FY ended Mar. 2005 | 115,098 | | 10,881 | | 11,589 | |

| FY | Net Income | | Net Income Per share | Diluted Net Income Per share |
|---|---|---|---|---|
| | ¥ Million | %(YOY) | ¥ | ¥ |
| Interim ended Sept. 2005 | 2,899 | 3.5 | 114.84 | 108.64 |
| Interim ended Sept. 2004 | 2,801 | 8.8 | 121.38 | 114.47 |
| FY ended Mar. 2005 | 6,777 | | 293.63 | 277.28 |

(Note) 1. Outstanding averaged number of shares (Consolidated):
25,252,344 shares in Interim ended Sept. 2005, 23,084,689 shares in Interim ended Sept. 2004, 23,081,522 shares in FY ended Mar. 2005
2. Change in accounting method: Yes
3. Share Split: 1:1.1 on May 20, 2004 and 2005. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2) Financial Position

| FY | Total Assets | Shareholders' Equity | Shareholders' equity to total assets | Shareholders' equity per share |
|---|---|---|---|---|
| | ¥ Million | ¥ Million | % | ¥ |
| As of Sept. 30, 2005 | 109,775 | 50,984 | 46.4 | 2,026.02 |
| As of Sept. 30, 2004 | 90,399 | 44,930 | 49.7 | 1,946.91 |
| As of March 31, 2005 | 97,015 | 48,920 | 50.4 | 2,119.40 |

(Note) Outstanding shares (Consolidated)
25,164,909 shares as of Sept. 30, 2005, 23,077,651 shares as of Sept. 30, 2004, 23,082,027 shares as of Mar. 31, 2005

(3) Results of Cash Flows

| FY | Net cash flows by operating activities | Net cash flows by investment activities | Net cash flows by financial activities | Balance of cash and cash equivalents at end of period |
|---|---|---|---|---|
| | ¥ Million | ¥ Million | ¥ Million | ¥ Million |
| Interim ended Sept. 2005 | -711 | -1,695 | 12,111 | 18,260 |
| Interim ended Sept. 2004 | -2,965 | -1,816 | -907 | 7,159 |
| FY ended Mar. 2005 | -1,948 | -3,114 | 778 | 8,536 |

(4) Scope of consolidation and application of equity method

Number of consolidated subsidiaries: 7 Number of non-consolidated subsidiaries accounted for by the equity method: -

Number of affiliates accounted for by the equity method: -

**2. Forecast of Financial Performance in FY March 2006 (From April 1, 2005 to March 31, 2006)**

| FY | Net Sales | Recurring Income | Net Income |
|---|---|---|---|
| | ¥ Million | ¥ Million | ¥ Million |
| FY ending Mar. 2006 | 122,100 | 12,000 | 6,900 |

(Note) Forecast net income per share for FY March 2006: 273.38 yen.
Net income per share is calculated on the basis of 25,239,373 shares, outstanding averaged shares (consolidated) from obtainable information as of November 11, 2005